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                    September 1, 2020

       Jason Remillard
       Chief Executive Officer
       Data443 Risk Mitigation, Inc.
       101 J Morris Commons Lane
       Suite 105
       Morrisville, NC 27560

                                                        Re: Data443 Risk
Mitigation, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed April 17,
2020
                                                            File No. 000-30542

       Dear Mr. Remillard:

              We issued comments on the above captioned filing on June 10, 2020. On July 9, 2020, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert Littlepage,
       Accountant Branch Chief at (202) 551-3361 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Technology